UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Decision rendered in the arbitration proceeding initiated by its shareholder Bratel

Capital Increase – New Resources

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with article 157, paragraph 4 of Law No. 6,404/76 and in accordance with the provisions set forth in CVM Instruction No. 358/02, and in continuation to the information disclosed in the Material Fact on October 26, 2018, hereby informs its shareholders and the market in general that, on this date, it became aware of a decision rendered by the Supporting Arbitrator in the arbitration proceeding initiated against the Company by its shareholder Bratel S.À.R.L. in the Market Arbitration Chamber, which reconsidered its previous decision rendered on October 26, 2018 that suspended the effects of the approval of the capital increase pursuant to the private issuance of new common shares approved by the Board of Directors of the Company in a meeting held on October 26, 2018, in accordance with Clause 6 of the Judicial Reorganization Plan (the “Capital Increase – New Resources”). As a result, the Company is authorized to proceed with the acts necessary to give effect to the Capital Increase - New Resources.

The Company will keep its shareholders and the market informed on the development of the subject matter of this Material Fact.

Rio de Janeiro, November 06, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Important Information

The proposed rights offering (the “Rights Offering”) will be made to holders of securities in the United States and elsewhere outside Brazil only by means of a prospectus.

A copy of the prospectus, when available, may be obtained from:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Email: oi@dfking.com

A registration statement relating to the proposed sale of common shares (“Common Shares”) and American Depositary Shares (“ADSs”) of the Company in the anticipated Rights Offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The new Common Shares and ADSs may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This Material Fact shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer